

24mo SPX BREN

OVERVIEW

May be appropriate for investors anticipating moderate appreciation in the Index during the term of the note and those seeking to enhance returns through leverage within the specified range of performance in exchange for a maximum return. Downside out performance relative to the Index is achieved by virtue of the Buffer.

The payment at maturity references the Index directly and is not subject to any tracking error at maturity.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000
Index:	S&P 500 Index
Upside Leverage Factor:	1.5
Maximum Total Return:	14-18%*
Buffer Amount:	10.00%
Pricing Date:	March 25, 2013
Observation Date:	March 26, 2015
Maturity Date:	March 31, 2015
CUSIP:	48126DYZ6

Return Profile

If the ending Index level is greater than its initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index price return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the notes.

You will not be exposed to any decline in the Index at maturity up to the Buffer Amount. If the Index declines from its initial level by greater than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Index has declined beyond the buffer.

* To be determined on the Pricing Date, but not less than 14%
** Reflects a Maximum Total Return of 14% for illustrative purposes and assumes a $1,000 investment

Hypothetical Returns**



Buffered Return Enhanced Notes Linked to the S&P500 Index
Total Return at Maturity

Index Return	Note Return	Payment at Maturity
70.00%	14.00%	$1140.00
50.00%	14.00%	$1140.00
40.00%	14.00%	$1140.00
15.00%	14.00%	$1140.00
12.00%	14.00%	$1140.00
9.33%	14.00%	$1140.00
5.00%	7.50%	$1075.00
0.00%	0.00%	$1000.00
-10.00%	0.00%	$1000.00
-15.00%	-5.00%	$950.00
-30.00%	-20.00%	$800.00
-40.00%	-30.00%	$700.00
-100.00%	-90.00%	$100.00

**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

24mo SPX BREN



Selected Benefits

- Provides enhanced or leveraged equity returns, subject to the Maximum Total Return at maturity.

- Payment at maturity is protected against a decline in the Index up to the Buffer Amount.

- Minimum denomination of $1,000 and integral multiples in excess thereof.

- Potential for Long Term Capital Gains tax treatment if held longer than one year

Selected Risks

- Your investment in the notes may result in a loss.

- Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

- Your maximum gain on the notes is limited to the Maximum Total Return.

- If the Index declines from its initial level by more than 10%, you could lose up to $900.00 for each $1,000 note.

- No Interest payments, dividend payments or voting rights.

- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.

- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

- Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the notes prior to maturity.

- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

- The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term sheet to
Product Supplement No. 4-l
Registration Statement No. 333-177923
Dated February 28, 2013; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Capped Buffered Return Enhanced Notes Linked to the S&P 500® Index due March 31, 2015

General

- The notes are designed for investors who seek a return of 1.5 times the appreciation of the S&P 500® Index up to a maximum return that will not be less than 14% or greater than 18% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10%, be willing to lose up to 90% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 31, 2015*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about March 25, 2013 and are expected to settle on or about March 28, 2013.

Key Terms

Index:	The S&P 500® Index ("SPX") (the "Index")
Upside Leverage Factor:	1.5
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 1.5)], \text{ subject to the Maximum Return}$$

If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%)]$$

If the Ending Index Level is less than the Initial Index Level *by more than 10%, you could lose up to $900 per $1,000 principal amount note.*

Maximum Return:	Between 14% and 18%. For example, assuming the Maximum Return is 14%, if the Index Return is equal to or greater than 9.33%, you will receive the Maximum Return of 14%, which entitles you to a maximum payment at maturity of $1,140 per $1,000 principal amount note that you hold. The actual Maximum Return will be determined on the pricing date and will not be less than 14% or greater than 18%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,140 or greater than $1,180.
Buffer Amount:	10%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	March 26, 2015
Maturity Date*:	March 31, 2015
CUSIP:	48126DYZ6

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-l.

Investing in the Capped Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-l, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-l and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note			
Total			

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Return of 14%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $27.50 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $27.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-l.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no.4-I and "Risk Factors" in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Return. The actual Maximum Return will be set on the pricing date and will not be less than 14% or greater than 18%. Accordingly, the actual maximum payment at maturity will not be less than $1,140 or greater than $1,180 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **LIMITED PROTECTION AGAINST LOSS —** We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes.
- **RETURN LINKED TO THE S&P 500® INDEX —** The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.
- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and

adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level by more than 10%. For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 90% of your initial investment at maturity.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 14% or greater than 18%.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Index Level of 1,497.00 and a Maximum Return of 14%. **The actual Maximum Return will be determined on the pricing date and will not be less than 14% or greater than 18%.** The hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table, graph and in the examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Payment at Maturity
2,694.60	80.00%	14.00%	$1,140.00
2,470.05	65.00%	14.00%	$1,140.00
2,245.50	50.00%	14.00%	$1,140.00
2,095.80	40.00%	14.00%	$1,140.00
1,946.10	30.00%	14.00%	$1,140.00
1,796.40	20.00%	14.00%	$1,140.00
1,721.55	15.00%	14.00%	$1,140.00
1,646.70	10.00%	14.00%	$1,140.00
1,636.72	9.33%	14.00%	$1,140.00
1,571.85	5.00%	7.50%	$1,075.00
1,511.97	1.00%	1.50%	$1,015.00
1,497.00	0.00%	0.00%	$1,000.00
1,422.15	-5.00%	0.00%	$1,000.00
1,347.30	-10.00%	0.00%	$1,000.00
1,272.45	-15.00%	-5.00%	$950.00
1,047.90	-30.00%	-20.00%	$800.00
898.20	-40.00%	-30.00%	$700.00
748.50	-50.00%	-40.00%	$600.00
598.80	-60.00%	-50.00%	$500.00
449.10	-70.00%	-60.00%	$400.00
299.40	-80.00%	-70.00%	$300.00
149.70	-90.00%	-80.00%	$200.00
0.00	-100.00%	-90.00%	$100.00

The following graph demonstrates the hypothetical total returns and hypothetical payments at maturity on the notes at maturity for a sub-set of Index Return detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

Buffered Return Enhanced Notes Linked to the S&P500 Index
Total Return at Maturity



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The level of the Index increases from the Initial Index Level of 1,497.00 to an Ending Index Level of 1,571.85. Because the Ending Index Level of 1,571.85 is greater than the Initial Index Level of 1,497.00 and the Index Return of 5% multiplied by 1.5 does not exceed the hypothetical Maximum Return of 14%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.5)] = \$1,075$$

Example 2: The level of the Index decreases from the Initial Index Level of 1,497.00 to an Ending Index Level of 1,347.30. Although the Index Return is negative, because the Ending Index Level of 1,347.30 is less than the Initial Index Level of 1,497.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.
Example 3: The level of the Index increases from the Initial Index Level of 1,497.00 to an Ending Index Level of 1,946.10. Because the Ending Index Level of 1,946.10 is greater than the Initial Index Level of 1,497.00 and the Index Return of 30% multiplied by 1.5 exceeds the hypothetical Maximum Return of 14%, the investor receives a payment at maturity of $1,140 per $1,000 principal amount note, the maximum payment on the notes.
Example 4: The level of the Index decreases from the Initial Index Level of 1,497.00 to an Ending Index Level of 1,047.90. Because the Index Return is negative and the Ending Index Level of 1,047.90 is less than the Initial Index Level of 1,497.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The level of the Index decreases from the Initial Index Level of 1,497.00 to an Ending Index Level of 0.00. Because the Index Return is negative and the Ending Index Level of 0.00 is less than the Initial Index Level of 1,497.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index levels from January 4, 2008 through February 22, 2013. The Index closing level on February 26, 2013 was 1,496.94. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

